Exhibit 12

Alberto Culver Company

Ratio of Earnings to Fixed Charges

(In thousands)	Six Months Ended March 31, 2010		Year Ended September 30,
			2009		2008		2007		2006	2005
Earnings:
Income from continuing operations before income taxes	$99,120		$185,838		170,807		100,782		91,006	79,016
Minority interest in earnings of consolidated subsidiaries	—		249		1,938		1,269		801	980
Amortization of previously capitalized interest	27		40		13		—		—	—
Fixed charges	2,281		4,519		10,507		12,633		11,966	12,046
Interest capitalized during the period	—		—		(913)		(228)		—	—

Total earnings	$101,428		$190,646		182,352		114,456		103,773	92,042

Fixed charges:
Interest expense and amortization of debt discount, fees and expenses (6)	$351		$660		5,394		8,381		8,605	8,628
Capitalized interest	—		—		913		228		—	—
Interest included in rental expense	1,930		3,859		4,200		4,024		3,361	3,418

Total fixed charges	$2,281		$4,519		10,507		12,633		11,966	12,046

Ratio of earnings to fixed charges	44.5	(1)	42.2	(2)	17.4	(3)	9.1	(4)	8.7	7.6	(5)

(1)	The earnings used to calculate the ratio of earnings to fixed charges includes transaction expenses related to the acquisition of Simple of $6.0 million and restructuring and other expenses of $4.6 million.
(2)	The earnings used to calculate the ratio of earnings to fixed charges includes restructuring and other expenses of $6.8 million.
(3)	The earnings used to calculate the ratio of earnings to fixed charges includes restructuring and other expenses of $11.2 million.
(4)	The earnings used to calculate the ratio of earnings to fixed charges includes restructuring and other expenses of $33.1 million.
(5)	The earnings used to calculate the ratio of earnings to fixed charges includes a $10.0 million non-cash charge related to the conversion to one class of common stock.
(6)	This amount excludes interest related to unrecognized tax benefits as the company’s policy is to recognize this interest as a component of the income tax provision.